VivoPower International PLC

The Scalpel

18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

May 14, 2021

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joseph Klinko and Lily Dang

Re:	VivoPower International PLC
Form 20-F for the Fiscal Year Ended June 30, 2020
Filed September 8, 2020
File No. 001-37974

Ladies and Gentlemen:

We are hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in response to comments and queries contained in the letter dated April 29, 2021 (the “Comment Letter”) from Joseph Klinko and Lily Dang of the Staff (the “Staff”) of the Commission to Kevin Chin, the Company’s Chief Executive Officer. We have begun to prepare responses to the Comment Letter, however, the company requires additional time to finalize its detailed response.

The Comment Letter requests that the company respond to the comments within ten business days (May 13, 2021) or advise the Staff the date by when the company will provide its response. We hereby respectfully request an extension for our response until May 28, 2021. We appreciate the Staff’s consideration of this request.

Very truly yours,

/s/ James Tindal-Robertson
James Tindal-Robertson

cc:         Securities and Exchange Commission

Joseph Klinko

Lily Dang

VivoPower International PLC

Kevin Chin

James Tindal-Robertson

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Melissa V. Frayer

Andrew D. Thorpe